FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of December 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





11 December 2003

                     MARK JENKINS TO RESIGN FROM COLT BOARD

COLT Telecom Group plc (COLT) announced today the resignation of Mark Jenkins as Company Secretary and a director of COLT with effect from 27 February 2004 in order to take up a new position.

COLT Chairman Barry Bateman said:

"On behalf of the Board I would like to thank Mark for his contribution to COLT's development over the past five years. We wish him well for the future."

Mark Jenkins joined COLT in 1998 as Group Director Legal Services and Secretary. Prior to joining COLT he held senior legal positions at a number of UK companies. He qualified as a barrister in 1981 and practised at the bar from 1981 to 1985.


About COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 17,000 network services and data centre solutions customers. The company owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Data Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net

Contact
John Doherty, Director Corporate Communications Tel: +44 20 7390 3681 Gill Maclean, Head of Corporate Communications Tel: +44 20 7863 5314







                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 11 December, 2003                             COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary